

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Ron Chan Tze Ngon
Chief Executive Officer
ChinaCast Education Corporation
Suite 08, 20F, One International Financial Center
No. 1 Harbour View Street
Central Hong Kong 636741

    Re: ChinaCast Education Corporation
            Form 10-K for the fiscal year ended December 31, 2009
            Filed March 29, 2010
            File No. 1-33771

Dear Mr. Chan:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director